UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 8, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Barclays Bank Delaware
File No. 333-182087- CF#29171

Dryrock Issuance Trust
File No. 333-182087-01 – CF#29171

Dryrock Funding LLC
File No. 333-182087-02 – CF#29171

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Barclays Bank Delaware, Dryrock Issuance Trust, and Dryrock Funding LLC submitted an application under Rule 406 requesting an extension of a prior grant of confidential treatment for information they excluded from the Exhibits to a Form S-3 filed on June 13, 2012, as amended.

Based on representations by Barclays Bank Delaware, Dryrock Issuance Trust, and Dryrock Funding LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.6 through February 1, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Senior Special Counsel